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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

The Goldman Sachs Group, L.P.

--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

85 Broad Street

--------------------------------------------------------------------------------
                                    (Street)

New York                              NY                10004

--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

================================================================================
2. Issuer Name and Ticker or Trading Symbol

Amscan Holdings, Inc. (Nasdaq:  AMSN)

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

================================================================================
4. Statement for Month/Year

December 1997

================================================================================
5. If Amendment, Date of Original (Month/Year)

================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by one Reporting Person
   [X] Form filed by more than one Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

================================================================================






                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       $75,000/
Common Stock                          12-19-97       J(1)             825 shares   A   share      825 shares     (2)       (2)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Option (contingent                                                              Common
right to buy)        $9.83    12-19-97 J(3)           15,024,616 (3)      (3)   Stock      15,024,616 --      -0-      (2)(3) (2)(3)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

    See pages 3,4,5 and 6 attached.



      (see pages 6,7,8 and 9 attached)                      January 12, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

 (122797DTI)

                                     Form 4
                               Continuation Sheet

ITEM 1:           The Goldman Sachs Group, L.P.
                  85 Broad Street
                  New York, NY 10004
ITEM 2:           Amscan Holdings, Inc. (NASDAQ: AMSN)
ITEM 4:           December 19, 1997

--------------------------------------------------------------------------------
Instruction 4(b)(v) list of other Reporting Persons:

This Statement of Changes in Beneficial Ownership on Form 4 (this "Form 4") is filed by GS Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), GS Capital Partners II Offshore, L.P., a Cayman Islands exempted limited partnership ("GSCP II Offshore"), GS Capital Partners II (Germany) C.L.P., a German civil law partnership ("GSCP II Germany"), Stone Street Fund 1997, L.P., a Delaware limited partnership ("Stone Street"), Bridge Street Fund 1997, L.P., a Delaware limited partnership ("Bridge Street" and, together with GSCP II, GSCP II Offshore, GSCP II Germany and Stone Street, the "GSCP Funds"), GS Advisors, L.P., a Delaware limited partnership ("GS Advisors"), GS Advisors II (Cayman), L.P., a Cayman Islands exempted limited partnership ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG, a German general partnership ("GS oHG"), Stone Street Asset Corp., a Delaware corporation ("Stone Asset"), Goldman, Sachs & Co., a New York limited partnership ("Goldman Sachs"), and The Goldman Sachs Group, L.P., a Delaware limited partnership ("GS Group" and, together with the GSCP Funds, GS Advisors, GS Advisors Cayman, GS oHG, Stone Asset and Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs, GS Group, GS Advisors, GSCP II, Stone Street, Bridge Street and Stone Asset is 85 Broad Street, New York, New York 10004. The principal business address for each of GSCP II Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GSCP II Germany and GS oHG is Messeturm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany. The Reporting Persons have designated GS Group as the designated filer for this joint filing pursuant to Instruction 4(b)(v) to Form 4.

Explanation of Responses:

(1) As previously reported on an Initial Statement of Beneficial Ownership on Form 3, filed with the Securities and Exchange Commission (the "Commission") on August 20, 1997 by certain of the Reporting Persons, and an Initial Statement of Beneficial Ownership on Form 3, filed with the Commission on January 12, 1998 by certain other of the Reporting Persons, collectively, (the "Form 3"), Amscan Holdings, Inc. (the "Issuer") and Confetti Acquisition, Inc. ("Confetti") entered into the Merger Agreement, dated as of August 10, 1997 (the "Merger Agreement") providing for the recapitalization of the Issuer and the merger of Confetti with and into the Issuer (the "Merger"), with the Issuer as the surviving corporation.

                                     Form 4
                               Continuation Sheet

ITEM 1:           The Goldman Sachs Group, L.P.
                  85 Broad Street
                  New York, NY 10004
ITEM 2:           Amscan Holdings, Inc. (NASDAQ: AMSN)
ITEM 4:           December 19, 1997

--------------------------------------------------------------------------------
Explanation of Responses (continued):

         On December 19, 1997 (the "Effective Time"), the Merger was consummated and pursuant to the Merger Agreement, each share of the Issuer's Common Stock, par value $0.10 per share (the "Common Stock"), issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock owned, directly or indirectly, by the Issuer or by Confetti and (ii) shares of Common Stock subject to dissenters' rights) were converted, at the election of each of the Issuer's stockholders, into the right to receive from the Issuer either (A) $16.50 in cash or (B) $9.33 in cash plus a retained interest in the Issuer equal to one share of Common Stock for every 150,000 shares held by such stockholder, with fractional shares of Common Stock to be paid in cash. The Estate of John A. Svenningsen (the "Estate"), which owned approximately 72% of the outstanding shares of Common Stock immediately prior to the Effective Time, elected to retain almost 10% of the outstanding shares of Common Stock. No other stockholder elected to retain shares. Also pursuant to the Merger Agreement, at the Effective Time each outstanding share of Confetti Common Stock, par value $0.10 per share ("Confetti Common Stock"), was converted into an equal number of shares of Common Stock of the Issuer as surviving corporation in the Merger. Accordingly, in the Merger the 825 shares of Confetti Common Stock owned by the GS Funds immediately prior to the Effective Time were converted into 825 shares of Common Stock, representing approximately 81.7% of the 1,010 issued and outstanding shares of the Issuer following the Effective Time.

         Following the Merger, the Common Stock was delisted from the Nasdaq National Market and the Issuer filed a Form 15 with the Securities and Exchange Commission suspending the Issuer's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and seeking to deregister the Common Stock under the Exchange Act.

(2) GS Advisors is the sole general partner of GSCP II, GS Advisors Cayman is the sole general partner of GSCP II Offshore, GS oHG is the sole managing partner of GSCP II Germany, and Stone Asset, an affiliate of Goldman Sachs, is the general partner of Stone Street and the sole managing general partner of Bridge Street. Goldman Sachs serves as the investment manager of the GSCP Funds other than Bridge Street and Stone Street GS Group, the general partner of Goldman Sachs, owns a 99% interest in Goldman Sachs. As a result of the consummation of the Merger, the GSCP Funds acquired shares of Common Stock as follows:

                                     Form 4
                               Continuation Sheet

ITEM 1:           The Goldman Sachs Group, L.P.
                  85 Broad Street
                  New York, NY 10004
ITEM 2:           Amscan Holdings, Inc. (NASDAQ: AMSN)
ITEM 4:           December 19, 1997

--------------------------------------------------------------------------------
Explanation of Responses (continued):

         As of December 19, 1997, GSCP II may be deemed to own beneficially and directly, and its general partner, GS Advisors, may be deemed to own beneficially and indirectly, 517.628775 shares of Common Stock, or approximately 51.3% of the shares of Common Stock issued and outstanding. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

         As of December 19, 1997, GSCP II Offshore may be deemed to own beneficially and directly, and its general partner, GS Advisors Cayman, may be deemed to own beneficially and indirectly, 205.7786775 shares of Common Stock, or approximately 20.4% of the shares of Common Stock issued and outstanding. GS Advisors Cayman disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

         As of December 19, 1997, GSCP II Germany may be deemed to own beneficially and directly, and its sole managing partner, GS oHG, may be deemed to own beneficially and indirectly, 19.0926450 shares of Common Stock, or approximately 1.9% of the shares of Common Stock issued and outstanding. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

         As of December 19, 1997, Stone Street may be deemed to own beneficially and directly 55.5348750 shares of Common Stock, or approximately 5.5% of the shares of Common Stock issued and outstanding. As of December 19, 1997, Bridge Street may be deemed to own beneficially and directly 26.9651260 shares of Common Stock, or approximately 2.7% of the shares of Common Stock issued and outstanding. Stone Asset, general partner of Stone Street and managing general partner of Bridge Street, may be deemed to own beneficially and indirectly
82.5000000 shares of Common Stock, or approximately 8.2% of the shares of Common Stock issued and outstanding. Stone Asset disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest in such securities.

         As of December 19, 1997, Goldman Sachs and GS Group may be deemed to beneficially own 825 shares of Common Stock through the GS Funds. Based on such holdings, Goldman Sachs and GS Group could be deemed to beneficially own as of December 19, 1997, 825 shares of Common Stock, or approximately 81.7% of the outstanding shares of Common Stock. Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock

                                     Form 4
                               Continuation Sheet

ITEM 1:           The Goldman Sachs Group, L.P.
                  85 Broad Street
                  New York, NY 10004
ITEM 2:           Amscan Holdings, Inc. (NASDAQ: AMSN)
ITEM 4:           December 19, 1997

--------------------------------------------------------------------------------
Explanation of Responses (continued):

beneficially owned by the GSCP Funds to the extent of partnership interests in the GSCP Funds held by persons other than Goldman Sachs, GS Group or their affiliates.

(3) As previously reported on the Form 3, in connection with the Merger Agreement, Confetti entered into a Voting Agreement (the "Voting Agreement"), dated as of August 10, 1997, with the Estate of John A. Svenningsen (the "Estate") and Christine Svenningsen (the "Individual"), wife of John A. Svenningsen and executrix of the Estate, who together were the beneficial owners of 15,024,616 shares of Common Stock of the Issuer (the "Subject Shares"). Pursuant to the Voting Agreement, the Estate and the Individual granted Confetti an irrevocable option (the "Option") to acquire the Subject Shares, in whole and not in part, at a price of $9.83 per share in cash (the "Share Exercise Price"), subject to certain conditions set forth the Voting Agreement, exercisable during the 90-day period following a termination of the Merger Agreement, other than pursuant to a termination upon mutual consent of Amscan and Confetti or pursuant to a termination by Amscan based on an actual material breach by Confetti of its obligations under the Merger Agreement. The Voting Agreement, including the Option, terminated according to its terms upon the consummation of the Merger at the Effective Time.

Signatures:

                                  GS CAPITAL PARTNERS II, L.P.,

                                       By:    GS Advisors, L.P.,
                                              its general partner

                                       By:    GS Advisors, Inc.,
                                              its general partner

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   President

                                     Form 4
                               Continuation Sheet

ITEM 1:           The Goldman Sachs Group, L.P.
                  85 Broad Street
                  New York, NY 10004
ITEM 2:           Amscan Holdings, Inc. (NASDAQ: AMSN)
ITEM 4:           December 19, 1997

--------------------------------------------------------------------------------
Signatures (continued):

                                  GS ADVISORS, L.P.

                                       By:    GS Advisors, Inc.,
                                              its general partner

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   President

                                  GS CAPITAL PARTNERS II OFFSHORE, L.P.

                                       By:    GS Advisors II (Cayman), L.P.,
                                              its general partner

                                       By:    GS Advisors II, Inc.,
                                              its general partner

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   President

                                  GS ADVISORS II (CAYMAN), L.P.

                                       By:    GS Advisors, II, Inc.,
                                              its general partner

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   President

                                     Form 4
                               Continuation Sheet

ITEM 1:           The Goldman Sachs Group, L.P.
                  85 Broad Street
                  New York, NY 10004
ITEM 2:           Amscan Holdings, Inc. (NASDAQ: AMSN)
ITEM 4:           December 19, 1997

--------------------------------------------------------------------------------
Signatures (continued):

                                  GS CAPITAL PARTNERS II (Germany) CIVIL LAW
                                  PARTNERSHIP (with limitation of liability)

                                       By:    GOLDMAN, SACHS & CO. oHG,
                                              its managing partner

                                       By:    GOLDMAN, SACHS & CO.
                                              Finanz GmbH, its managing partner

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   Attorney-in-Fact

                                  GOLDMAN, SACHS & CO. oHG

                                       By:    Goldman, Sachs & Co.
                                              Finanz GmbH, its managing partner

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   Attorney-in-Fact

                                  STONE STREET FUND 1997, L.P.

                                       By:    Stone Street Asset Corp.,
                                              its general partner

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   Vice President

                                     Form 4
                               Continuation Sheet

ITEM 1:           The Goldman Sachs Group, L.P.
                  85 Broad Street
                  New York, NY 10004
ITEM 2:           Amscan Holdings, Inc. (NASDAQ: AMSN)
ITEM 4:           December 19, 1997

--------------------------------------------------------------------------------
Signatures (continued):

                                  BRIDGE STREET FUND 1997, L.P.

                                       By:    Stone Street Asset Corp.,
                                              its managing general partner

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   Vice President

                                  STONE STREET ASSET CORP.

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   Vice President

                                  GOLDMAN, SACHS & CO.

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   Managing Director

                                  THE GOLDMAN SACHS GROUP, L.P.

                                       By:    The Goldman Sachs Corporation,
                                              its general partner

                                       By:    /s/  Richard A. Friedman
                                              __________________________________
                                              Name:    Richard A. Friedman
                                              Title:   Executive Vice President